EXHIBIT 99.1

Re:    Company’s Debentures and Update regarding Reporting pursuant to ISA’s “Hybrid Disclosure Model”

Ramat Gan, Israel - January 23, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to previous reports, the Company now reports that its Debenture Holders (Series C and D) were asked by the Debentures’ trustee to indicate their position regarding the appointment of a joint representation for both debenture series. The joint representation’s goal is to assist the trustee in its dealings with the Company, including considering which steps should currently be taken by the Company.

A joint representation will be appointed only if it is approved by the required majority of the holders of both series. Separate representations will be appointed if approval is not obtained.

The Company’s holdings in B Communications Ltd. (“BCOM”) were diluted to 52% following BCOM’s private placement on January 20, 2019 (“BCOM’s Private Placement”), and further to previous reports on this matter, the Debenture Holders were also asked by the trustee to indicate their position regarding the decision by the Company’s Board not to participate in BCOM’s Private Placement.

The Company’s Debentures Holders (Series C and D) previously met on January 17, 2019 and on January 21, 2019, where the Debenture Holders and the trustee received a report from Company’s management regarding: the process to sell the Company’s BCOM shares; BCOM’s financial condition; BCOM’s Private Placement; Company’s feasibility to go forward without harming its main asset; and prospects of selling Company’s holdings.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.